

November 14, 2012

VIA E-Mail
Mr. Kevin Cheng Wei
Chief Financial Officer
IFM Investments Limited
26/A, East Wing
Hanwei Plaza No. 7, Guanghua Road, Chaoyang District
Beijing 100004, People's Republic of China

    Re: **IFM Investments Limited**
              Form 20-F for the year ended December 31, 2011
              Filed on April 30, 2012
              File No. 001-34598

Dear Mr. Kevin Cheng Wei:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2011

k) Revenue Recognition, page F-16

1.   We note that brokerage commissions earned are recorded as revenue upon the signing of a real estate sales and purchase agreement or rental agreement because the signing of such agreements is the evidence of recognition of the provision of your services by the customers. This appears to contradict your disclosures within your critical accounting policy disclosures on page 65 where you stipulate that revenue recognition is also contingent upon the mortgage loan fund being disbursed by banks to the customers, and developers' confirmation of successful sales of a primary real estate property. Please clarify. In addition, tell us whether signed purchase or rental agreements contain obligations or future contingencies (i.e. close of escrow or transfer of title). To the

extent that these agreements have obligations or future contingencies, please clarify your basis for recognizing revenue upon signing instead of when these obligations or future contingencies are resolved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3295 if you have any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant